EXHIBIT 4

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital within the past sixty days prior to 11/10/25, the date of the event which required filing of this Schedule 13D/A.  All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
10/27/2025	Buy	5,633	11.24
10/28/2025	Buy	5,431	11.40
10/29/2025	Buy	1,657	11.12
10/30/2025	Buy	11,113	11.41
11/10/2025	Buy	68,788	10.56